Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

July 7, 2010

$500,000,000

RE-OPENING OF 3.500% SENIOR NOTES DUE 2015

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse AG, acting through its New York Branch
Note type:	Senior Fixed-Rate Notes
Ratings:	Moody’s: Aa1 (Outlook Negative) Standard & Poor’s: A+ (Outlook Stable) Fitch: AA- (Outlook Negative)
Minimum denomination:	$250,000 x $1,000
Trade date:	July 7, 2010
Settlement date:	July 12, 2010 (T+3)
Maturity date:	March 23, 2015
Principal amount (Increase):	$500,000,000
Benchmark:	UST 1.875% due June 30, 2015
Benchmark yield and price:	1.778% or 100 — 14¾
Re-offer spread:	T + 145 bps
Re-offer yield to maturity:	3.228%
Coupon:	3.500%
Public offering price:	101.173%
Gross spread:	0.350%
Accrued interest:	$5,298,611.11
Net proceeds to Issuer (including accrued interest):	$509,413,611.11
Interest payment dates:	March 23rd and September 23rd. First payment on September 23, 2010.
Day count:	30/360
CUSIP:	22546QAE7
ISIN:	US22546QAE70
Sole bookrunner (99.25%):	Credit Suisse Securities (USA) LLC
Co-managers (0.25% each):	MFR Securities, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

This term sheet provides information concerning a reopening of our 3.5% Senior Notes due 2015 described under “Description of the Notes” in our Pricing Supplement dated March 18, 2010 to Prospectus Supplement dated March 25, 2009 to Prospectus dated March 25, 2009. The Notes described in this term sheet are in addition to the $1,500,000,000 principal amount of notes that we issued in March 2010 and will be consolidated with, have the same CUSIP number as, and will form part of a single issue with those notes. Upon completion of this offering, the aggregate principal amount of outstanding notes under this issue will be $2,000,000,000.

The issuer has filed a registration statement, including a prospectus, a prospectus supplement, and a pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.